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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share

(Title of Class of Securities)

709102107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 709102107			Page 2 of 9

1.	Name of Reporting Person: Mark E. Pasquerilla (“MEP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 78,172 (See Item 4 for explanation)

		6.	Shared Voting Power: 2,319,904

		7.	Sole Dispositive Power: 77,505 (See Item 4 for explanation)

		8.	Shared Dispositive Power: 2,319,904

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,398,076

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 6.6%

12.	Type of Reporting Person: IN

13G
CUSIP No. 709102107			Page 3 of 9

1.	Name of Reporting Person: Crown American Properties, L.P. (“CAP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 (See Item 4 for explanation)

		6.	Shared Voting Power: 1,703,214

		7.	Sole Dispositive Power: 0 (See Item 4 for explanation)

		8.	Shared Dispositive Power: 1,703,214

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,703,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 4.7%

12.	Type of Reporting Person: PN

13G
CUSIP No. 709102107			Page 4 of 9

1.	Name of Reporting Person: Crown Investments Trust (“CIT”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 (See Item 4 for explanation)

		6.	Shared Voting Power: 616,690

		7.	Sole Dispositive Power: 0 (See Item 4 for explanation)

		8.	Shared Dispositive Power: 616,690

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 616,690

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): Approximately 1.7%

12.	Type of Reporting Person: OO

Item 1(a)	Name of Issuer.

Pennsylvania Real Estate Investment Trust (“PREIT”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The Bellevue 200 S. Broad Street Philadelphia, PA 19102

Item 2(a)	Name of Person Filing.

Mark E. Pasquerilla (“MEP”) Crown American Properties, L.P. (“CAP”) Crown Investments Trust (“CIT”)

Item 2(b)	Address of Principal Business Office, or if None, Residence.

The address of the principal business office of MEP is:

Pasquerilla Plaza Johnstown, PA 15901

The address of the principal business office of CAP is:

Pasquerilla Plaza Johnstown, PA 15901

The address of the principal business office of CIT is:

Pasquerilla Plaza Johnstown, PA 15901

Item 2(c)	Citizenship.

MEP: United States CAP: Delaware CIT: Delaware

Item 2(d)	Title of Class of Securities.

Common Shares of Beneficial Interest, $1.00 par value per share

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Item 2(e)	CUSIP No.

709102107

Item 3	Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

None of the categories is applicable to any of the undersigned.

Item 4	Incorporated by reference from Items (5)-(9) and (11) of the cover page.

MEP. As calculated under Rule 13d-3, MEP is the beneficial owner of 78,172 shares owned by him directly for which he has sole voting power and 77,505 shares owned by him directly for which he has sole dispositive power, 1,703,214 shares held by CAP and 616,690 shares held by CIT. Mr. Pasquerilla exercises control over both CAP and CIT and through such, shares in voting and dispositive power with respect to the shares held by such entities.

For purposes of calculating the ownership of CAP, it was assumed that a redemption of the 1,703,214 (approximately 4.7% of outstanding shares) Class B limited partnership interests of PREIT Associates, L.P. held by CAP had occurred pursuant to the redemption rights for such units provided in the Agreement of Limited Partnership of PREIT Associates, L.P.

CAP. As calculated under Rule 13d-3, CAP is the beneficial owner of 1,703,214 shares. This excludes 78,172 shares held by MEP and 616,690 held by CIT, a limited partner of CAP.

CIT. As calculated under Rule 13d-3, CIT is the beneficial owner of 616,690 shares. This excludes 78,172 shares held by MEP and 1,703,214 shares held by CAP, a partnership in which CIT is a limited partner.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable.

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Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.

February 11, 2005

/s/ Mark E. Pasquerilla

Mark E. Pasquerilla

CROWN AMERICAN PROPERTIES, L.P.

By:	/s/ Ronald J. Hamilton

Crown American Investment Company, Sole General Partner Ronald J. Hamilton CFO & Vice President

CROWN INVESTMENTS TRUST

By:	/s/ Ronald J. Hamilton

Ronald J. Hamilton CFO & Vice President

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EXHIBIT A

JOINT FILING STATEMENT

     We, the undersigned by our signature below hereby express our agreement that the foregoing Schedule 13G as of February 11, 2005 is filed on behalf of each of us.

/s/ Mark E. Pasquerilla

Mark E. Pasquerilla

CROWN AMERICAN PROPERTIES, L.P.

By:	/s/ Ronald J. Hamilton

Crown American Investment Company, Sole General Partner Ronald J. Hamilton CFO & Vice President

CROWN INVESTMENTS TRUST

By:	/s/ Ronald J. Hamilton

Ronald J. Hamilton CFO & Vice President

Dated: February 11, 2005

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